Exhibit 99.1

FangDD Received Nasdaq Notification Regarding Minimum Bid Price Requirement

SHENZHEN, China, December 27, 2024 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) today announced that it has received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) dated December 24, 2024, indicating that the Company is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as the bid price of the Company’s Class A ordinary shares had closed below US$1 per share for the last 30 consecutive business days from November 11 through December 23, 2024.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days until June 23, 2025 to regain compliance. The Company will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s Class A ordinary shares is at least US$1 for a minimum of ten consecutive business days. In the event the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company needs to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period.

The notification letter has no current effect on the listing or trading of the Company’s Class A ordinary shares on Nasdaq. The Company intends to monitor the closing bid price of its Class A ordinary shares and is considering its options to cure the deficiency and regain compliance with the Rule.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com